UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 7, 2025, Kazia Therapeutics Limited (the “Company” or “Kazia”) announced an exclusive collaboration and in-licensing agreement (the “Agreement”) with QIMR Berghofer for a first-in-class PD-L1 degrader program. The lead optimized compound, NDL2, is an advanced PD-L1 protein degrader currently in development and represents a new and innovative frontier of cancer immunotherapy.

The program will initially target advanced breast cancer and non-small cell lung cancer (NSCLC), where PD-1/PD-L1 immunotherapies are widely used but resistance remains common. IND-enabling studies are expected to commence within six months, with a goal of initiating first-in-human studies within approximately 15 months. Kazia also intends to explore synergistic opportunities to combine NDL2 with its existing pipeline assets, including paxalisib (a pan-PI3K/mTOR inhibitor) and EVT801 (a selective VEGFR3 inhibitor), given their complementary mechanisms of action in modulating the tumor microenvironment.

Under the terms of the Agreement, Kazia will make a one-time payment of approximately $1.39 million 15 business days after signing, is responsible for all development costs. Kazia will receive a percentage of commercialization revenue ranging from mid-to-high double digits depending on the stage of development, which includes any out-licensing payments received from third parties.

On October 7, 2025, Kazia issued a press release titled “Kazia Therapeutics Announces Collaboration and In-Licensing Agreement for First-in-Class PD-L1 Protein Degrader Program.” A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the quote of Dr. John Friend, Chief Executive Officer of the Company, and the quote of Professor Sudha Rao, Principal Investigator at QIMR Berghofer, contained in Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-281937).

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward looking statements, including, but not limited to, statements regarding: the potential benefits of NDL2 and the plans and goals of developing NDL2 formulation, the anticipated development pathways and combinations of NDL2, the anticipated payments under the Agreement, the timing for results and data related to Kazia’s clinical and preclinical trials, Kazia’s strategy and plans with respect to its paxalisib program, the potential benefits of paxalisib as an investigational PI3K/mTOR inhibitor, timing for any regulatory submissions or discussions with regulatory agencies and the potential market opportunity for paxalisib. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties associated with clinical and preclinical trials and product development, including the risk that interim or early data may not be consistent with final data, risks related to regulatory approvals, risks related to the impact of global economic conditions, and risks related to Kazia’s ability to regain and/or maintain compliance with the applicable Nasdaq continued listing requirements and standards. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on Form 20-F with the SEC, and in subsequent filings with the United States Securities and Exchange Commission. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated October 7, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer

Date: October 7, 2025